April 10, 2014

Stellar Biotechnologies Reports Second Quarter 2014 Financial Results and Recent Corporate Developments

PORT HUENEME, CA--(Marketwired - Apr 10, 2014) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH), a leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets, has reported financial results for the second quarter and six months ended February 28, 2014, and provided operational highlights.

"We continue to make progress with our core KLH manufacturing and strengthen our relationships with key stakeholders and commercial partners," said Frank Oakes, president and chief executive officer of Stellar Biotechnologies. "On the new development front, we expect completion of the secondary preclinical study in our Active Immunotherapy program for Clostridium difficile ("C. diff") in 2014 and to publish results as soon as possible. Our financial position remains strong with approximately $15.8 million cash and equivalents which will support the enhancement of Stellar's immunotherapy program, KLH product research, aquaculture and KLH production expansion."

Second Quarter and Recent Business Highlights:

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Collaborations and Supply Agreements: Stellar continues to gain high level strategic and collaborative interest from biopharma and research partners as those clinical programs advance to later stages of development. Stellar KLH technology serves as a platform for partnerships with long-term revenue, strategic, and clinical potential for the Company. In December 2013, Stellar executed a collaboration agreement with Amaran Biotechnology, Inc., to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar's GMP grade Keyhole Limpet Hemocyanin ("KLH"). The collaboration involves an important, multinational clinical project with long-term product development and commercial potential.

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C. diff Active Immunotherapy Program Preclinical Study Update: In December 2013, Stellar began method development for manufacturing C. difficile bacteria fermentation and cell wall polysaccharide (PS) extraction with outside contract manufacturers. Upcoming milestones in this program, expected to implement throughout 2014, include engineering runs of the Stellar C. diff PS-KLH conjugate vaccine, validation of engineering prototypes in the preclinical C. diff model, and prototype scale-up.

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Strong Financial Position: As of February 28, 2014 Company's current cash position is US$15.8 million. The strong financial position will continue to support the enhancement of Stellar's immunotherapy program, KLH product research, aquaculture operations, and KLH production expansion.

Key Financials:
Second Quarter and First Six Months 2014 Results

•
Cash Position: Cash and cash equivalents as of February 28, 2014 were $15.8 million, compared to $ 7.9 million at year-end August 31, 2013. The Company believes current cash will be sufficient to meet estimated working capital requirements and fund planned program development through 2015. During the six months ended February 28, 2014, the Company received $7 million gross proceeds under private placements (with $5 million of the September 2013 private placement subscribed and received prior to August 31, 2013) and $4.2 million gross proceeds from the exercise of warrants and options.

•	As of February 28, 2014, Stellar had shareholders equity of $9.1 million and approximately 78 million shares outstanding.

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Revenues: Revenues were $91,103 in the second quarter and $150,267 for the six months ended February 28, 2014 compared to $61,481 and $177,208 in the comparable periods in 2013. Stellar completed the NSF Phase IIB grant during the first quarter of 2014 and generated additional contract and commercial sales revenue during the second quarter.

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R&D Expenses: Research and development expenses were $536,621 in the second quarter of 2014 and $908,452 in the six months ended February 28, 2014, compared to $236,832 and $506,460 in the comparable periods in 2013. The increase in R&D expense was largely due to an increase in method development activities for vaccine manufacturing during the period related to the C. diff active immunotherapy research program.

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Other Operating Expenses: Other operating expenses totaled $901,455 in the second quarter of 2014 and $2,118,044 in the six months ended February 28, 2014, compared to $572,303 and $1,159,365 in the comparable periods in 2013. The increase was primarily attributable to a higher level of activity, addition of key personnel, vesting and timing of stock options, and discontinuation of the temporary voluntary salary reduction that were initiated in the prior comparison period.

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Net Loss: Net loss was $237,953 for the second quarter of 2014 and $5.6 million for the six months ended February 28, 2014, compared to net loss of $3.6 million and $4.4 million for the comparable periods in 2013. The decrease of $3.4 net loss for the second quarter of 2014, and cumulative increase of $1.2 million net loss for the six months ended February 28, 2014 were substantially affected by fluctuations in noncash change in fair value of warrant liability. As a result of having exercise prices denominated in Canadian dollars which is not the Company's functional currency of US dollars, some of the Company's warrants meet the definition of derivatives and are therefore classified as derivative liabilities. The noncash fair value gains and losses in these periods are a reflection of the Company's share price fluctuations with increases in share prices causing greater warrant liability and a loss on fair value of warrant liability, while decreases in share prices cause a gain on fair value of warrant liability. Changes in fair value of warrant liability have no impact on cash flow. If the warrants are exercised, the warrant liability is reclassified to share capital. If the warrants expire, the decrease in warrant liability offsets the changes in fair value.

To view the Company's second quarter and six months 2014 consolidated financial statements, related notes and Management Discussion & Analysis as well as all of Stellar Biotechnologies' past reports and filings please visit the Canadian Securities Administrators' website (www.sedar.com). To view the Company's filings under Form 20-F, please visit the U.S. SEC website (www.sec.gov/edgar).

Conference Call and Webcast Details:
Date: Thursday, April 10, 2014
Time: 1:30 p.m. Eastern Time / 10:30 a.m. Pacific Time
Conference Line (U.S.): 1-480-629-9712
International Dial-In: +1 480-629-9712
Conference ID: 4678236
Webcast: http://public.viavid.com/index.php?id=108588
Q&A submission: Questions for management may be submitted via the chat feature of the live online webcast.

Please log in at least 10 minutes before the start time to ensure timely participation and appropriate web interface platform.

A playback of the call will be available from 7:00 p.m. ET on April 10, 2014 to 7:00 p.m. ET on April 24, 2014. To listen, call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Please use the replay pin number 4678236. For additional information please visit the investor section at www.stellarbiotech.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To learn more visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Safe Harbor Statement

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.

Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	February 28,	August 31,
	2014	2013

Assets:
Cash and cash equivalents	$15,840,974	$7,859,889
Other current assets	149,479	274,633
Noncurrent assets	544,466	378,836

Total Assets	$16,534,919	$8,513,358

Liabilities and Shareholders' Equity (Deficiency):
Accounts payable and accrued liabilities	$520,140	$454,063
Warrant liability, including current portion	6,884,098	11,200,807
Shareholders' equity (deficiency)	9,130,681	(3,141,512)

Total Liabilities and Shareholders' Equity (Deficiency)	$16,534,919	$8,513,358

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	Three Months Ended		Six Months Ended
	February 28,	February 28,	February 28,	February 28,
	2014	2013	2014	2013
Revenues:
Contract and collaboration income	$72,000	$15,000	$87,000	$30,000
Commercial sales	19,103	9,375	26,688	39,225
Grant revenue	-	37,106	36,579	107,983

Total Revenues	91,103	61,481	150,267	177,208

Costs of Production, Aquaculture and Grants	96,868	100,949	218,568	264,423

Gross Margin (Loss)	(5,765)	(39,468)	(68,301)	(87,215)

Operating Expenses:
Research and development	536,621	236,832	908,452	506,460
Other operating expenses	901,455	572,303	2,118,044	1,159,365

Total Operating Expenses	1,438,076	809,135	3,026,496	1,665,825

Other Income (Loss):
Foreign exchange loss	(266,941)	(29,003)	(337,010)	(29,954)
Change in fair value of warrant liability	1,469,086	(2,767,283)	(2,200,472)	(2,628,621)
Interest income	15,943	1,762	26,640	2,633

Income tax expense	12,200	800	12,200	800

Loss and Comprehensive Loss for the Period	$(237,953)	$(3,643,927)	$(5,617,839)	$(4,409,782)

Loss per common share - basic and diluted	$(0.00)	$(0.07)	$(0.08)	$(0.09)

Weighted average number of common shares outstanding	75,036,352	50,679,214	73,491,305	48,827,422

Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	Six Months Ended
	February 28,	February 28,
	2014	2013

Cash Flows Used In Operating Activities:
Loss for the period	$(5,617,839)	$(4,409,782)
Items not affecting cash:
Amortization and depreciation	79,057	61,902
Share-based payments	706,423	320,689
Foreign exchange (gain) loss	24,989	29,102
Change in fair value of warrant liability	2,200,472	2,628,621
Changes in non-cash working capital items	191,231	(141,392)

Net cash used in operating activities	(2,415,667)	(1,510,860)

Net cash provided by financing activities	10,666,428	1,435,181

Net cash used in investing activities	(244,687)	(2,411)

Effect of exchange rate changes on cash and cash equivalents	(24,989)	852

Net change in cash and cash equivalents	7,981,085	(77,238)

Cash and cash equivalents - beginning of period	7,859,889	998,998

Cash and cash equivalents - end of period	$15,840,974	$921,760

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com